March 7, 2006


      Mail Stop 4561

Steven S. Myers
Chairman and Chief Executive Officer
SM&A
4695 MacArthur Court, 8th Floor
Newport Beach, CA  92660

      Re:	SM&A
		Form 10-K for the year ended December 31, 2005
      Filed February 24, 2006
      File No. 0-23585

Dear Mr. Myers:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant
Accounting
Policies

Recent Accounting Pronouncements, page F-10

1. We note that you did not adopt SFAS 123(R) until the first quarter of 2006, despite the fact that it should have been adopted as of July
1, 2005. Refer to paragraph 69(a) of SFAS 123(R) which states that the statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. Tell us whether any awards were granted, modified, repurchased or cancelled during the period from July 1 - December 31, 2005. If so, please advise us of your accounting treatment for these awards and quantify the financial statement impact of the difference between the accounting method used and the results that would have been achieved under SFAS 123(R). We may have further comment.

Note 3. Related Party Transactions, page F-11

2. We note that during 2005 and 2004 you facilitated the exercise of several stock options then repurchased the shares at a discounted cost. Please advise us of your accounting treatment for these transactions, including what consideration you gave to Question 14 of
FIN 44.

Exhibit 31

3. We note that the certifications filed as Exhibit 31.1 and 31.2 to your Form 10-K are not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. Accordingly, please file an amendment to your Form 10-K that includes the entire filing together with the certification of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K. In addition, please remove references to "Annual report" and refer to the document as "report."

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.


      You may contact Kristi Beshears at (202) 551-3429 or me at
(202) 551-3486 if you have questions.



						Sincerely,



Daniel L. Gordon
Branch Chief

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SM&A
March 7, 2006
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